Exhibit 21.1

LIST OF SUBSIDIARIES

B2Digital, Incorporated

B2Digital, Incorporated, a Delaware corporation, has the following wholly owned subsidiaries:

1.	Hardrock Promotions LLC which owns Hardrock MMA in Kentucky,
2.	United Combat League MMA LLC,
3.	Pinnacle Combat LLC,
4.	Strike Hard Productions, LLC,
5.	One More Gym Tuscaloosa LLC,
6.	One More Gym Birmingham, Inc., and
7.	B2 Productions LLC.